Exhibit 99.1

Central GoldTrust

3rd Quarter Report

September 30, 2015

CENTRAL GOLDTRUST

The Role of Central GoldTrust

To serve investors as “The Gold Bullion Trust”TM.

To hold gold bullion on a secure basis for the convenience of investors.

Purpose of the Trust

Central GoldTrust (“GoldTrust”) is a passive, self-governing, single purpose, closed-end trust with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.

Investment Policies & Restrictions

The Declaration of Trust requires that at least 90% of the total net assets of GoldTrust be held in physical gold bullion at all times. This cannot be changed without the approval of the Unitholders.

GoldTrust’s physical gold holdings may not be loaned, pledged, subjected to options or otherwise encumbered in any way.

Safeguards

Gold bullion is stored on an allocated and segregated basis in the highest rated (Class 3) underground treasury vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major banks in Canada.

The Bank may not release any of GoldTrust’s physical bullion holdings without receipt of an authorizing resolution of the Board of Trustees of GoldTrust.

Bullion holdings and Bank vault security are inspected annually and spot inspected periodically by Trustees and/or Officers of GoldTrust. On each occasion, inspections are required to be performed in the presence of both GoldTrust’s external auditors and Bank personnel.

GoldTrust is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences

GoldTrust’s Units are listed on the NYSE MKT (GTU) and on the Toronto Stock Exchange (GTU.UN in Canadian dollars and GTU.U in U.S. dollars). Making a gold bullion investment through ownership of GoldTrust Units is as easy as calling one’s stockbroker or investment dealer.

GoldTrust’s stock exchange listings provide readily quoted and liquid markets for the Units. The bid/ask spreads are usually considerably less than the buying and selling price spreads of direct bullion purchases, especially for small transactions.

Unlike many other forms of bullion investment, there are no storage or other direct costs paid by the investor. As well, there are no assay charges to the Unitholder to verify the legitimacy and/or actual gold content upon sale or redemption of GoldTrust Units.

CENTRAL GOLDTRUST

Trustees’ Report to Unitholders

Central GoldTrust (“GoldTrust”) currently holds 99.6% of its net assets in gold bullion. At September 30, 2015, these gold holdings consisted of 698,496 fine ounces of gold bullion and 6,156 fine ounces of gold bullion certificates for a total of 704,652 fine ounces.

GoldTrust’s Units serve as a stock exchange tradeable bullion proxy and, according to legal and tax counsel, qualify for investment by individuals and most types of Canadian and United States retirement accounts, trusts, financial entities and institutions. Investors should nevertheless consult their own tax advisors with respect to the tax consequences of an investment in GoldTrust Units.

We are committed to the secure stewardship of Central GoldTrust and its gold bullion holdings to fulfill its purpose and mandate as “The Gold Bullion Trust”™.

Respectfully submitted,
On behalf of the Board of Trustees,

October 29, 2015	J.C. Stefan Spicer, President & CEO

Management’s Discussion and Analysis (MD&A)

The interim financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) have been prepared and reported in United States (“U.S.”) dollars in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and may not include all of the information required for full annual financial statements. The notes to the financial statements on pages 11 to 20 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008. Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders. GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof. GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, material contingencies or obligations, other than those disclosed in the financial statements or the notes hereto. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis. They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2015.

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Outstanding Units

There were 19,299,000 Units issued and outstanding at September 30, 2015 and December 31, 2014.

Financial Results – Changes in Net Assets

The net assets of the Trust are comprised of the fair value of the Trust’s total assets less the fair value of the Trust’s total liabilities. The term “net assets”, as used in this MD&A, has the same meaning as the term “total equity” as used in the Trust’s September 30, 2015 interim financial statements and notes thereto.

Net assets decreased by $43.7 million or 5.3% during the three months ended September 30, 2015. This decrease was primarily attributable to the 4.9% decrease in the price of gold during the period. The impact of the unanticipated costs of the unsolicited takeover bid initiated on May 27, 2015 by Sprott Asset Management was also a factor in the decrease in net assets during the period.

Net assets decreased by $67.5 million or 7.9% during the nine months ended September 30, 2015. This decrease was primarily attributable to the 7.1% decrease in the price of gold during the period. The impact of the costs of the unsolicited takeover bid and the unanticipated Special Meeting of Unitholders held on May 1, 2015 were also factors in the decrease in net assets during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended
	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014
Change in unrealized appreciation of holdings	$(40.2)	$(11.3)	$(8.7)	$(12.2)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(43.7)	$(14.1)	$(9.7)	$(12.9)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(2.27)	$(0.73)	$(0.50)	$(0.67)
Total net assets	$787.7	$831.5	$845.6	$855.3

	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013
Change in unrealized appreciation of holdings	$(69.4)	$16.4	$63.6	$(88.1)
Net income (loss) inclusive of the change in unrealized appreciation of holdings	$(70.3)	$15.6	$62.7	$(88.9)
Net income (loss) per Unit inclusive of the change in unrealized appreciation of holdings	$(3.64)	$0.81	$3.25	$(4.61)
Total net assets	$868.2	$938.4	$922.9	$860.1

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Financial Results – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion. GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust. GoldTrust’s realized revenues are a nominal percentage of its net assets.

Net loss, inclusive of the change in unrealized appreciation of holdings, was $43.7 million for the three months ended September 30, 2015 compared to a net loss of $70.3 million for the comparable three-month period in 2014. Net loss, inclusive of the change in unrealized appreciation of holdings for the nine months ended September 30, 2015 was $67.5 million compared to net income of $8.0 million for the nine-month comparable period in 2014. A significant portion of the reported net income (loss) for both the three and nine-month periods was a result of the change in unrealized appreciation of holdings. The Trust’s interest income is nominal. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month end, decreased during the three and nine-month periods ended September 30, 2015 as compared to the same periods in 2014. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period. Expenses for the three and nine-month periods ended September 30, 2015 were significantly higher due to costs incurred as a result of: (i) the Annual and Special Meeting held on May 1, 2015 (see “Unitholder Proposal” on page 6); and, (ii) an unsolicited takeover bid initiated on May 27, 2015 by Sprott Asset Management LP (see “Unsolicited Takeover Bid” on page 6).

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three-month period ended September 30, 2015 was 0.45% compared to 0.09% for the three-month period in 2014. For the nine-month period ended September 30, 2015 the expense ratio was 0.89% compared to 0.28% for the comparative nine-month period ended September 30, 2014. For the twelve-month period ended September 30, 2015 the expense ratio was 0.97% compared to 0.36% for the twelve-month period ended September 30, 2014. The expense ratios of GoldTrust have increased significantly as a direct result of the unanticipated one-time costs incurred for the Annual and Special Meeting held on May 1, 2015 and to deal with the subsequent unsolicited takeover bid by Sprott Asset Management LP.

If not for the significant expenses of the Special Meeting and subsequent unsolicited takeover bid, the expense ratios for each of the three, nine and twelve-month periods would have decreased from those for the comparable periods in 2014. For the three-month period ended September 30, 2015, the expense ratio would have been 0.08% compared to 0.09% for the comparative three-month period in 2014. For the nine-month period ended September 30, 2015 the expense ratio would have been 0.25% compared to 0.28% for the same period in 2014. For the twelve-month period ended September 30, 2015, the expense ratio would have been 0.34% compared to 0.36% for the comparative period in 2014.

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Liquidity and Capital Resources

GoldTrust’s liquidity objective is to hold cash and cash equivalents in a safe and conservative manner to generate income primarily to be applied towards expenses. The ability of GoldTrust to have sufficient cash to pay its expenses and to meet demands for redemption (if any) is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should GoldTrust not have sufficient cash to meet its needs, portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units. Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the nine months ended September 30, 2015, GoldTrust’s cash and cash equivalents decreased by $6.9 million to $4.2 million. This decrease was a result of the amounts used to pay the expenses of the Trust, which included significant unanticipated Special Meeting costs as described in Note 14 and the unsolicited takeover bid costs as described in Note 15 of the quarterly financial statements The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 9 of the quarterly financial statements.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency. However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency. Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

Enhanced Cash Redemption Feature

On June 24, 2015 the Trustees approved an amendment to the Redemption Feature of the Units such that all Unitholders will have the option to redeem Units for cash at any time in an amount equal to 95% of net asset value (“NAV”) based on the average published NAV of GoldTrust for the five trading days following the date on which the Units are tendered for redemption. This enhanced feature is designed to address trading discounts to NAV in bear markets while preserving the advantages of GoldTrust’s existing structure. This amendment was rendered ineffective in the July Court proceedings related to the Sprott offer.

While respecting the Court’s decision, the Trustees still intend to implement the Enhanced Cash Redemption Feature if the Sprott Offer fails or is withdrawn or with the support of Unitholders at a meeting of Unitholders. However, certain future events, including a change in the composition of the majority of the Board of Trustees, the failure to obtain the support of Unitholders, a change in the economic circumstances of GoldTrust or a change in the gold bullion market, could result in the Enhanced Cash Redemption Feature not being adopted.

CENTRAL GOLDTRUST

Unitholder Proposal

On February 3, 2015 GoldTrust received a Unitholder proposal to significantly alter the existing redemption provisions set out in GoldTrust’s Amended and Restated Declaration of Trust. The proposal in question advocated to: include a new physical bullion redemption feature; amend the Trust’s existing cash redemption provisions; and replace GoldTrust’s current Trustees with nominees proposed by the dissident Unitholder.

In response, GoldTrust organized its Annual Meeting held on May 1, 2015 as an Annual and Special Meeting and filed its Management Information Circular and proxy materials in this regard. These filings can be found at www.sedar.com, www.goldtrust.ca and www.gold-trust.com. The dissident Unitholder’s proposal was soundly defeated.

Unsolicited Takeover Bid

On April 23, 2015, Sprott Asset Management LP together with Sprott Physical Gold Trust (“Sprott”), announced its intention to commence an unsolicited takeover bid which it formally launched on May 27, 2015 (the “Sprott offer”) to acquire all of the outstanding Units of Central GoldTrust on a net asset value (“NAV”) to NAV exchange basis. To date, Sprott’s offer has not been met with the necessary level of Unitholder support and they have now extended the offer five times with the most current variation set to expire on October 30, 2015.

Central GoldTrust Trustees appointed a Special Committee composed of independent Trustees to review, analyze and provide recommendations on the Sprott offer with a view to the best interests of the Trust and its Unitholders. The Special Committee believes that the Sprott offer does not provide compelling value to Central GoldTrust Unitholders. Your Trustees have recommended that GoldTrust Unitholders reject the Sprott offer.

On October 2, 2015, GoldTrust issued a press release whereby it provided an update on developments that had occurred since the Trustees issued their Trustees Circular dated June 9, 2015. Though we recommend that you visit our website at www.gold.trust.com and review this and other releases related to the Sprott offer, some highlights from this press release including some pertinent additional updates have been summarized below:

On June 24, 2015, GoldTrust commenced a legal proceeding against Sprott seeking a declaration from the Court that certain aspects of Sprott’s hostile takeover bid were illegal and that the amendments to the Declaration of Trust of GoldTrust concerning the Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold, were validly made and binding on Sprott. In its decision on July 31, 2015, the Court agreed to the extent that the Sprott offer deprives Unitholders of their statutory takeover bid withdrawal rights. The Court also found that the Power of Attorney that tendering Unitholders are required to grant to Sprott pursuant to the Letter of Transmittal under the Sprott offer was so broad that it went beyond approving the Merger Transaction and the redemption of Units and, in doing so contravened the Securities Act (Ontario). The Court ordered that Sprott must remedy these defects before their offer could proceed. The offer was adjusted by Sprott to purport to remedy these technical defects and has proceeded.

CENTRAL GOLDTRUST

The Court also held, in response to a complaint by Sprott, that the proposed Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold were invalid on the basis that they were defensive tactics. The Trustees strongly believe that Unitholders should not be deprived of the benefits of the Enhanced Cash Redemption Feature, and intend to implement this feature if the Sprott offer fails or is withdrawn or with the support of Unitholders.

On August 7, 2015 GoldTrust announced that Glenn Fox had been appointed as Lead Trustee and Chair of the Corporate Governance and Nominating Committee of the Board of Trustees of Central GoldTrust in the place of Mr. Ian McAvity.

On August 28, 2015 Sprott announced that a soliciting dealer group had been formed in connection with the Sprott offer. At the time of this announcement Sprott had already extended the expiry date for its offer three times as it had failed, by a substantial margin, to meet the minimum tender condition to the offer. The Trustees believe that this action by Sprott was a desperate attempt to buy support for its inadequate, hostile offer.

The most recent extension of the Sprott offer occurred on October 6, 2015. Within this extension of its offer, Sprott has incorporated what it refers to as a premium consideration of U.S. $0.10 per Unit, representing less than 0.3% of the current value of a GoldTrust Unit. Your Trustees believe this so-called premium is immaterial and may raise tax issues that it would be more than offset by the higher annual management fees charged by Sprott.

To date, Sprott’s offer has failed to achieve the level of Unitholder support required and Sprott has now extended its offer for the fifth time with the most current variation set to expire on October 30, 2015.

This MD&A is dated October 29, 2015. Additional information relating to the Trust, including Annual Information Forms, Notices of Annual or Annual and Special Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	September 30,	December 31,
	2015	2014
	$	$
Assets:
Gold bullion at market (Notes 2(a) and 5)	784,982,328	845,053,911
Cash and cash equivalents (Notes 2(b) and 6)	4,189,527	11,064,910
Other receivables and prepayments (Note 2(c))	133,446	113,691
Total assets	789,305,301	856,232,512
Liabilities: Accrued liabilities (Notes 2(c), 7 and 9)	1,556,010	955,712
Total liabilities	1,556,010	955,712
Equity:
Capital (Notes 2(d) and 8)	744,870,733	744,870,733
Retained earnings inclusive of unrealized appreciation of holdings	42,878,558	110,406,067
Total equity	787,749,291	855,276,800
Total liabilities and equity	789,305,301	856,232,512
Total equity per Unit (Notes 2(h) and 10)	40.82	44.32
Exchange rate: U.S. $1.00 = Cdn.	1.3394	1.1601

Total equity per Unit expressed in Canadian dollars	54.67	51.41

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“Bruce D. Heagle”	“Glenn Fox”

CENTRAL GOLDTRUST

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

Three months ended Sept. 30,			Nine months ended Sept. 30,
	2015	2014	2015	2014
	$	$	$	$
Income:
Interest	2,561	8,685	15,123	27,085
Total income	2,561	8,685	15,123	27,085
Expenses:
Administration fees (Note 9)	398,435	445,310	1,249,645	1,351,743
Safekeeping fees and bank charges	155,198	250,964	484,285	753,856
Trustees’ fees and expenses (Note 9)	44,974	47,483	131,246	130,389
Legal fees (Note 9)	20,948	11,112	40,466	35,674
Auditors’ fees	20,700	31,368	63,231	86,217
Regulatory filing fees	17,284	16,967	54,736	54,744
Stock exchange fees	11,535	12,680	34,604	38,040
Registrar and transfer agent fees	4,826	5,878	14,536	16,896
Unitholder information	(3,198)	2,695	40,987	46,426
Special Meeting Costs (Note 14)	8,159	-	2,229,917	-
Unsolicited takeover bid costs (Note 15)	2,902,277	-	3,095,471	-
Foreign exchange loss (gain)	(42,714)	-	(42,104)	-
Total expenses	3,538,424	824,457	7,397,020	2,513,985
Net loss from Trust administration	(3,535,863)	(815,772)	(7,381,897)	(2,486,900)
Change in unrealized appreciation of holdings	(40,209,610)	(69,437,768)	(60,145,612)	10,535,118
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	(43,745,473)	(70,253,540)	(67,527,509)	8,048,218

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN EQUITY

(expressed in U.S. dollars, unaudited)

	Number of Units o/s	Unit Capital	Retained Earnings	Total Equity
		$	$	$
January 1, 2014	19,299,000	744,870,733	115,252,448	860,123,181
Net income (loss) for the period			8,048,218	8,048,218
September 30, 2014	19,299,000	744,870,733	123,300,666	868,171,399

January 1, 2015	19,299,000	744,870,733	110,406,067	855,276,800
Net income (loss) for the period			(67,527,509)	(67,527,509)
September 30, 2015	19,299,000	744,870,733	42,878,558	787,749,291

See accompanying notes to financial statements.

CENTRAL GOLDTRUST

STATEMENTS OF CASH FLOWS

(expressed in U.S. dollars, unaudited)

Nine months ended September 30,
	2015	2014
	$	$
Cash flows from operating activities
Net income (loss)	(67,527,509)	8,048,218
Adjustment to reconcile net income (loss) to net cash from operating activities:
Change in unrealized appreciation of holdings	60,145,612	(10,535,118)
Net changes in operating assets and liabilities:
(Increase) in other receivables and prepayments	(19,755)	(26,266)
Increase in accrued liabilities	600,298	293,034
Effect of exchange rate change	(74,029)	(34,662)
Net cash used in operating activities	(6,875,383)	(2,254,794)
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net decrease in cash and cash equivalents	(6,875,383)	(2,254,794)
Beginning of period cash and cash equivalents	11,064,910	13,854,297
Cash and cash equivalents at September 30	4,189,527	11,599,503

See accompanying notes to financial statements

CENTRAL GOLDTRUST

Notes to Financial Statements

For the nine months ended September 30, 2015

(amounts expressed in U.S. dollars unless otherwise stated)

1.	Organization of the Trust

Central GoldTrust (“GoldTrust” or the “Trust”) is a passive, self-governing, single purpose, closed-end trust, with voting Units, established under the laws of Ontario, Canada on April 28, 2003. The governing Declaration of Trust was amended and restated on April 24, 2008. The Trust is authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units are listed and traded on the New York Stock Exchange MKT (symbol GTU) and the Toronto Stock Exchange (symbol GTU.UN in Canadian dollars and GTU.U in U.S. dollars).

The purpose of GoldTrust is to acquire, hold and secure gold bullion on behalf of its Unitholders. All gold bullion bars are “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), and are stored on an allocated and segregated basis in the highest rated (Class 3) underground treasury vaults of its Custodian, the Canadian Imperial Bank of Commerce, one of the largest banks in Canada.

The Trust’s registered office is located at 55 Broad Leaf Crescent, Ancaster, Ontario, Canada, L9G 3P2.

Central Gold Managers Inc. (the “Administrator”) acts as the administrator of the Trust pursuant to an Administrative Services Agreement with the Trust.

The financial statements of the Trust as at and for the nine months ended September 30, 2015 were authorized for issue by the Trustees of the Trust on October 29, 2015.

2.	Summary of significant accounting policies:

Basis of Preparation

The Trust’s interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. The interim financial statements may not include all of the information required for full annual financial statements.

These interim financial statements have been prepared on a historical cost basis, except for gold bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value. The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

(a)	Gold holdings:

Gold bullion and gold certificates are measured at fair value by reference to the final daily London Bullion Market Association fixing rate, with realized gains and losses and unrealized appreciation or depreciation of holdings recorded in income based on the IAS 40 Investment Property fair value model, as IAS 40 is the most relevant standard to apply. Investment transactions are accounted for on the trade date. Realized gains and losses and unrealized appreciation and depreciation of holdings are calculated on an average cost basis.

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(b)	Cash and cash equivalents:

Cash and cash equivalents consist of deposits with the Trust’s banker, which are not subject to restrictions.

(c)	Other receivables and prepayments and accrued liabilities:

i)	Other receivables and prepayments include all financial assets other than cash and cash equivalents and gold bullion. Prepaid expenses and accrued interest receivable would be included in this category.
ii)	Accrued liabilities include all financial liabilities. Administration fees payable, safekeeping fees payable and other accounts payable would be included in this category.

(d)	Unit capital:

Classification of redeemable units:

Redeemable units are classified as equity instruments when:

•	The units entitle the holder to a pro rata share of the Trust’s equity (“net assets”) in the event of the Trust’s liquidation;
•	The redeemable units are in the class of instruments that is subordinate to all other classes of instruments;
•	All redeemable units in the class of instruments that is subordinate to all other classes of instruments have identical features;
•	The redeemable units do not include any contractual obligation to deliver cash or another financial asset other than the holder’s rights to a pro rata share of the Trust’s net assets; and
•	The total expected cash flows attributable to the redeemable units over the life of the instrument are based substantially on the profit or loss, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust over the life of the instrument.

In addition to the redeemable units having all of the above features, the Trust’s capital may not include any other financial instrument or contract that has:

•	Total cash flows based substantially on the profits or losses, the change in the recognized net assets or the change in the fair value of the recognized and unrecognized net assets of the Trust; and
•	The effect of substantially restricting or fixing the residual return to the redeemable Unitholders.

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The Trust meets all of the conditions to classify its Units as equity instruments. If the Trust’s redeemable Units cease to have all the features or meet all the conditions set out to be classified as equity, the Trust will reclassify them as financial liabilities and measure them at fair value at the date of reclassification, with any differences from the previous carrying amount recognized as equity.

(e)	Fees and other expenses:

Fees and other expenses are recognized on an accrual basis.

(f)	Income taxes:

GoldTrust is taxed as a "Mutual Fund Trust" for income tax purposes. The Trustees intend to distribute all net realized capital gains and all taxable income directly earned by GoldTrust to its Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

(g)	Net loss from Trust administration

The Trust exists for the purpose of holding gold bullion, on an allocated and segregated basis, on behalf of its Unitholders. Gold holdings are intended to be permanent assets of the Trust and the unrealized appreciation of the gold holdings does not represent distributable earnings. There is no intention, currently, to sell any of the Trust’s gold holdings unless it becomes necessary to generate cash to meet ongoing expenses. The Trust currently does not loan, lease or otherwise utilize its gold holdings to generate income, and, consequently, the Trust expects to incur a net loss from its administration activities.

(h)	Per Unit Calculation:

The calculation of total equity (or net asset value) per Unit is based on the number of Units outstanding at the end of the reporting period. GoldTrust has no dilutive instruments.

(i)	Functional and presentation currency:

The Trust’s functional and presentation currency is the U.S. dollar. The Trust’s performance is evaluated, and its liquidity is managed, in U.S. dollars. Therefore, the U.S. dollar is considered to be the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions of the Trust.

3.	Significant accounting judgments, estimates and assumptions:

The preparation of the Trust’s financial statements required the Senior Executive Officers to make judgments, estimates and assumptions that affect the amounts recognized in the financial statements. Uncertainty about these assumptions and estimates could result in outcomes that may require a material adjustment to the carrying amount of the asset or liability affected in future periods.

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Judgments

In the process of applying the Trust’s accounting policies, Senior Executive Officers have made the following judgments, which have the most significant effect on the amounts in the financial statements:

Going Concern

The Trust’s Senior Executive Officers have made an assessment of the Trust’s ability to continue as a going concern and are satisfied that the Trust has the resources to continue in business for the foreseeable future. Furthermore, the Senior Executive Officers are not aware of any material uncertainties that may cast significant doubt upon the Trust’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

Estimates and Assumptions

Estimation uncertainties in accounting assumptions at the recording date that could cause material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below. The Trust based its estimates and assumptions on information available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trust. Such changes are reflected in the assumptions when they occur.

For tax purposes, the Trust’s policy is to treat any gains (or losses) from the disposition of gold bullion as capital gains (or losses), rather than as income (or loss), as the Trust is and intends to continue to be a long-term passive holder of gold bullion, and generally would only dispose of any portion of its holdings of gold bullion for the purposes of meeting redemptions (if any) and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all circumstances.

4. Segment information:

For administrative purposes, the Trust is organized into one main segment, being the passive, long-term holding of gold bullion. It is not an active operating entity, and does not exist primarily to earn income. All of the Trust’s activities are interrelated, and each activity is dependent upon the others. Accordingly, all significant administrative decisions are based upon an analysis of the Trust as one segment. The financial results from this segment are equivalent to the financial statements of the Trust as a whole. The Trust’s income (or loss) is, except in unusual circumstances, almost entirely made up of changes in the value of its gold holdings.

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5.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at	September 30, 2015	December 31, 2014
Gold bars in fine ounces	698,496	698,496
Gold certificates in fine ounces	6,156	6,156
Total fine ounces of gold	704,652	704,652
Average cost – per fine ounce	$1,013.85	$1,013.85
Cost	$714,411,041	$714,411,041
Market – per fine ounce	$1,114.00	$1,199.25
Market value	$784,982,328	$845,053,911

6.	Cash and cash equivalents:

As at September 30, 2015, GoldTrust held cash deposits of $4,189,527 with a Schedule 1 Canadian bank at a variable annualized interest rate of 0.25% per annum.

As at December 31, 2014, GoldTrust held one Canadian dollar redeemable flexible GIC deposit with a Schedule 1 Canadian bank in the amount of $528,436 (Cdn. $613,035) bearing interest at a rate of 1.15% per annum with a maturity date of January 21, 2015. Cash deposits of $10,536,474 were held at the same Canadian bank at a variable annualized interest rate of 0.25% per annum.

7.	Fair value of financial instruments:

As at September 30, 2015 and December 31, 2014, due to the short-term nature of financial assets and financial liabilities recorded at cost, it is assumed that the carrying amount of those instruments approximates their fair value.

8.	Capital:

Under the Declaration of Trust, an unlimited number of Units may be issued. There were 19,299,000 Units issued and outstanding at September 30, 2015 and December 31, 2014. Each Unit carries one vote at all meetings of Unitholders. Each Unit is transferable and represents an equal, undivided, beneficial interest in GoldTrust, in any distributions therefrom and in the net assets in the event of the termination or winding up of GoldTrust.

The Units of GoldTrust are redeemable by a Unitholder at any time at a price equal to the lesser of: i) 90% of the weighted average of the market prices per Unit during a 10 day trading period commencing immediately following the date on which the Units were tendered for redemption (the redemption date); and, ii) 100% of the closing market price per Unit on the redemption date.

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On June 24, 2015 the Trustees approved an amendment to the redemption feature of the Units (described above) such that Unitholders will have the option to redeem Units for cash at any time in an amount equal to 95% of net asset value (“NAV”) based on the average published NAV of GoldTrust for the five trading days following the date on which the Units are tendered for redemption (the redemption date). This amendment was rendered ineffective in the July Court proceedings to the Sprott offer.

While respecting the Court’s decision, the Trustees still intend to implement the Enhanced Cash Redemption Feature if the Sprott offer (see note 15) fails or is withdrawn or with the support of Unitholders at a meeting of Unitholders. However, certain future events, including a change in the composition of the majority of the Board of Trustees, the failure to obtain the support of unitholders, a change in the economic circumstances of GoldTrust or a change in the gold bullion market, could result in the Enhanced Cash Redemption Feature not being adopted.

The stated and recorded capital of GoldTrust as at September 30, 2015 and December 31, 2014 was as follows:

	September 30, 2015	December 31, 2014
Stated capital 19,299,000 Units	$747,457,803	$747,457,803
Less: Unit issue costs	2,587,070	2,587,070
Recorded capital	$744,870,733	$744,870,733
Weighted average Units outstanding(1)	19,299,000	19,299,000

(1)	The weighted average Units outstanding as of September 30, 2015 is for the nine months then ended and at December 31, 2014 is for the twelve months then ended.

9.	Related party transactions and fees:

GoldTrust is party to an Administrative Services Agreement with Central Gold Managers Inc. (the "Administrator"), which is related to GoldTrust through certain of its Officers and Trustees. The Administrator furnishes administrative, compliance and other services to GoldTrust. For such services, effective January 1, 2008, the Administrator offered to accept, and GoldTrust agreed to pay, a reduced administrative fee, on a monthly basis, equal to: 0.30% per annum for the first $100,000,000 of GoldTrust’s net assets; 0.225% per annum for any excess over $100,000,000 up to $200,000,000; and, 0.15% per annum for any excess over $200,000,000 of net assets. Administration fees remitted to Central Gold Managers Inc. for the nine months ended September 30, 2015 decreased to $1,249,645 from $1,351,743 for the comparable period in 2014 due to the decrease in the average value of net assets under administration. Included in accrued liabilities at September 30, 2015 is $132,457 (December 31, 2014: $141,995) due to the Administrator. No Trustee fees are paid by GoldTrust to the Trustees who are nominees of the Administrator of GoldTrust.

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GoldTrust incurred legal fees amounting to $40,466 for the nine months ended September 30, 2015 (2014: $35,674). Of this amount $23,668 (2014: $28,823) was payable to a legal firm of which one of GoldTrust’s Officers is the principal. In addition, during the nine month period ended September 30, 2015, $47,116 of the special meeting costs and $38,238 of the costs related to the unsolicited takeover bid were for legal fees payable to the same legal firm.

10.	Financial highlights:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Per Unit performance:
Net asset value per Unit at beginning of period	$43.09	$48.63	$44.32	$44.57
Net loss before the change in unrealized appreciation of holdings	(0.18)	(0.04)	(0.38)	(0.13)
Change in unrealized appreciation of holdings	(2.09)	(3.60)	(3.12)	0.55
Total increase (decrease) (1)	(2.27)	(3.64)	(3.50)	0.42
Net asset value per Unit at end of period	$40.82	$44.99	$40.82	$44.99
Total return for period	(5.3)%	(7.5)%	(7.9)%	0.9%
Percentages and supplemental data:
Ratios as a percentage of average net assets: Expenses (2)	0.45%	0.09%	0.89%	0.28%
Net loss before the change in unrealized appreciation of holdings(2)	0.45%	0.09%	0.89%	0.27%

The increase (decrease) per Unit is based on the weighted average number of Units outstanding during the period. The net asset values per Unit are based on the actual number of Units outstanding at the end of the relevant reporting periods.

(1)	This table is not meant to be a reconciliation of beginning to end of period net asset value per Unit.
(2)	Ratios not annualized. The ratios of GoldTrust for 2015 have increased significantly as a direct result of the unanticipated one-time costs incurred for the Special Meeting held on May 1, 2015 and to deal with the subsequent unsolicited takeover bid by Sprott Asset Management LP formally launched on May 27, 2015.

11.	Management of financial risks:

The Trust has risk management policies and procedures in place to identify risks related to financial instruments and physical assets. The objectives of these policies and procedures are to identify and mitigate risk. The Trust’s compliance with these policies and procedures is monitored by the Senior Executive Officers, the Audit Committee and the Trustees of the Trust. Market fluctuations are unpredictable and outside the control of the Trust. New risk factors may emerge from time to time and it is not possible for the Trust to predict all such risk factors.

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Price risk

Price risk is the risk that the price of a security or physical asset may decline. It is possible to calculate the impact that changes in the market price of gold will have on the net asset value per Unit both in U.S. dollars and Cdn. dollars. Assuming as a constant exchange rate the rate which existed on September 30, 2015 of Cdn. $1.3394 for each U.S. dollar, together with the holdings of gold bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per Unit by approximately U.S. $4.07 per Unit or Cdn. $5.45 per Unit.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign currency exchange rates.

When expressed in U.S. dollars, GoldTrust’s net asset value per Unit is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of GoldTrust’s net assets are priced in U.S. dollars. For this same reason, an increase or decrease in the value of the U.S. dollar relative to the Cdn. dollar would change the net asset value per Unit as expressed in Cdn. dollars in the same direction by approximately the same percentage as the change in the value of the U.S dollar.

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at September 30, 2015 would not have had any material impact on the net income for the nine months ended September 30, 2015, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to GoldTrust. Credit risk is monitored on an ongoing basis and is managed by GoldTrust dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that GoldTrust will not be able to generate adequate cash resources to fulfill its payment obligations. The Administrator regards all of GoldTrust’s assets as liquid. GoldTrust traditionally has maintained sufficient cash reserves to enable it to pay expenses. Furthermore, over 99% of its net assets are in the form of gold bullion, which is readily marketable.

12.	Capital stewardship:

The capital of the Trust is represented by the issued and outstanding Units and the net asset value attributable to participating Unitholders. The Trustees direct the Senior Executive Officers and the Administrator to administer the capital of the Trust in accordance with the Trust’s stated objectives and restrictions, as stipulated in the Declaration of Trust, while maintaining sufficient cash to pay the expenses of maintaining the Trust and to meet demands for redemption (if any). The Trust does not have any externally imposed capital requirements.

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13.	Personnel:

The Trust did not employ any personnel during the period as its affairs were administered by the personnel of the Administrator, Senior Officers and/or the Trustees, as applicable.

14.	Special Meeting Costs:

On February 3, 2015 GoldTrust received a Unitholder proposal to significantly alter the existing redemption provisions set out in GoldTrust’s Amended and Restated Declaration of Trust. The proposal in question advocated to: include a new physical bullion redemption feature; amend the Trust’s existing cash redemption provisions; and replace GoldTrust’s current Trustees with nominees proposed by the dissident Unitholder.

As a result, an Annual and Special Meeting of Unitholders was held on May 1, 2015. The unanticipated Special meeting costs reflect legal, financial advisor and proxy solicitation fees incurred for the nine months, as well as fees relating to extraordinary meetings of the Special Committee and the Trustees. All elements of the proposal put forth by the dissident Unitholder at the Special Meeting were rejected outright by GoldTrust Unitholders.

15.	Unsolicited Takeover Bid Costs:

On April 23, 2015, Sprott Asset Management LP together with Sprott Physical Gold Trust (“Sprott”), announced its intention to commence an unsolicited takeover bid, which it formally launched on May 27, 2015, (the “Sprott offer”) to acquire all of the outstanding Units of Central GoldTrust on a net asset value (“NAV”) to NAV exchange basis.

Central GoldTrust Trustees appointed a Special Committee composed of independent Trustees to review, analyze and provide recommendations on the unsolicited Sprott offer with a view to the best interests of the Trust and its Unitholders.

On October 6, 2015, Sprott announced a fifth extension of its offer to acquire all outstanding Units of the Trust set to expire on October 30, 2015.  The Special Committee and Trustees continue to recommend that Unitholders reject the Sprott offer.

16.	Contingent Liability:

The Trust has retained certain (legal, financial and other) advisors to assist the Trust and the Board of Trustees in connection with the Sprott Offer. A portion of the fees payable to such advisors is contingent on the outcome of any proposal or offering. The Trust has recognized the best estimate of contingent fees payable of $862,000 based on the probability of events, but depending on the outcome additional fees of approximately $2,300,000 may become payable.

17.	Events after the reporting period:

There were no material events after the reporting period.

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Trust Information

Trustees	Officers

Brian E. Felske (A) (I)	J.C. Stefan Spicer, Chairman, President & CEO
Glenn Fox (C) (I) (L)	William L. Trench, A.C.I.S., CFO
Bruce D. Heagle (A) (I)	Krystyna S. Bylinowski, Treasurer
Ian M.T. McAvity (I)	John S. Elder, Q.C., Secretary
Michael A. Parente (I)	J.L. Michele Spicer, Assistant Secretary
Jason Schwandt (A) (I) (C)
J.C. Stefan Spicer (N)

(A) - Member of Audit Committee
(C) - Member of Corporate Governance & Nominating Committee
(I) - Independent Trustee
(L) - Lead Trustee
(N) - Nominee of the Administrator

Advisor Consultants

Douglas E. Heagle, retired Trustee of Central GoldTrust

Administrator		Custodian

Central Gold Managers Inc.		Canadian Imperial Bank of Commerce
Ancaster, Ontario, Canada		Canada

Auditors		Registrars and Transfer Agents

Ernst & Young LLP		CST Trust Company, Canada
Toronto, Ontario, Canada		American Stock Transfer & Trust Company
LLC, New York, U.S.A.

Legal Counsel		Stock Exchange Listings

Dentons Canada LLP		NYSE MKT Symbol: GTU (U.S. $)
Toronto, Ontario, Canada

Dorsey & Whitney LLP	TSX Symbols:	GTU.UN (Cdn $)
Seattle, Washington, U.S.A.		GTU.U (U.S. $)

Net Asset Value Information

The net asset value per Unit is calculated daily and is available by calling Central GoldTrust at (905) 304-GOLD (4653). The total net assets, the net asset value per Unit and the detailed basis of their calculations are posted daily at www.gold-trust.com and www.goldtrust.ca.

CENTRAL GOLDTRUST

“The Gold Bullion Trust”

Phone:	905-304-GOLD (4653)
Fax:	905-648-4196
E-Mail:	info@gold-trust.com

www.gold-trust.com

www.goldtrust.ca

Mailing Address:	Courier Address:

P.O. Box 10106	55 Broad Leaf Crescent
Ancaster, Ontario	Ancaster, Ontario
Canada L9K 1P3	Canada L9G 3P2